Filed Pursuant to Rule 424(b)(7)
Registration No. 333-134984

$115,000,000

FEI COMPANY

2.875% Convertible Subordinated Notes due June 1, 2013
and the Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supplements the prospectus dated July 5, 2006 of FEI Company relating to the resale from time to time by selling securityholders of our 2.875% Convertible Subordinated Notes due June 1, 2013, held by certain securityholders and the shares of our common stock issuable upon conversion of the notes.  This prospectus supplement should be read in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

The securities offered in the prospectus involve a high degree of risk.  You should carefully consider the section titled “Risk Factors” beginning on page 5 of the prospectus in determining whether to purchase FEI Company 2.875% Convertible Subordinated Notes due June 1, 2013, and the shares of our common stock issuable upon conversion of the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus supplement.  Any representation to the contrary is a criminal offense.

The table captioned “Selling Securityholders” commencing on page 49 of the Prospectus is hereby amended to reflect the following additions:

Name	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold ($)	Percentage of Notes Outstanding (%)	Number of Shares of Common Stock That May Be Sold (1)	Percentage of Common Stock Outstanding (%)
Allstate Insurance Company	1,000,000	*	34,073	*
BP Amoco PLC Master Trust	678,000	*	23,102	*
Citigroup Global Markets Inc.	2,000,000	1.7	68,146	*
DBAG London	21,199,000	18.4	722,314	2.1
Deutsche Bank Securities Inc	5,150,000	4.5	175,476	*
Estate of James Campbell CH	72,000	*	2,454	*
Estate of James Campbell EST 2	342,000	*	11,653	*
Froley Revy Alternative Strategies	780,000	*	26,577	*
Hotel Union & Hotel Industry of Hawaii Pension Plan	102,000	*	3,476	*
The City of Southfield Fire and Police Retirement System	24,000	*	818	*
United Technologies Corporation Master Retirement Trust	246,000	*	8,382	*
Viacom Inc. Pension Plan Master Trust	36,000	*	1,227	*

*                 Less than 1%

(1)          Assumes conversion of all of the holder’s notes at the initial conversion price of $34.0730 per share of common stock.  However, this conversion price will be subject to adjustment as described under “Description of the Notes — Conversion Rights.”  As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

The date of this prospectus supplement is August 15, 2006.